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08031377

OMMISSION
49

SEC
Mail Processing
Section

JUN 17 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EZ Stocks, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bishops Way, Suite 122
(No. and Street)

Brookfield (City) Wisconsin (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Rd., Ste 302 (Address) Milwaukee (City) WI (State) 53 226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZ Stocks, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.C.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZ STOCKS, INC.
Brookfield, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2008

Net Capital Computation:		
Stockholder's equity at year end	$	33,356
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	238
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	3,573
Aggregate indebtedness	$	3,573
Percentage of Aggregate Indebtedness to Net Capital		10.7 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	31,827
Increase in equity from audit adjustments		1,529
Net capital per above	$	33,356

See Independent Auditors' Report.

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the year ended March 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe the following deficiencies constitute material weaknesses:

Separation of Duties

The Company operates its accounting and reporting function with principally two individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of EZ Stocks, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in two individuals is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Audit Adjustments

A couple of audit adjustments were required to prevent the Company's financial statements from being misstated. This condition represents a significant deficiency in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as noted above, the Company's practices and procedures were adequate at March 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Riley, Pannell & Rector LLP

June 6, 2008

EZ STOCKS, INC.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2008

TABLE OF CONTENTS

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of EZ Stocks, Inc. as of March 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Form X-17A-5 and computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

June 6, 2008

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2008

ASSETS

Current Assets:		
Cash and equivalents	$	34,593
Accounts receivable		2,336
Total assets	$	36,929

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	3,573
Stockholder's Equity:		
Common stock		125,000
Additional paid in capital		224,900
Retained earnings (deficit)		(316,544)
Total stockholder's equity		33,356
Total liabilities and stockholder's equity	$	36,929

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Operations
For the Year Ended March 31, 2008

Income:		
Commissions and other income	$	579,090
Expenses:		
Commissions/consulting fees and related taxes		432,568
Telephone		13,936
Professional services		4,810
Rent expense		18,480
Sub account fees		56,083
Payments on behalf of the parent company		49,000
Internet access		4,002
Other operating expenses		24,542
Total expenses		603,421
Loss from operations		(24,331)
Other Income (Expense):		
Interest income		928
Net loss	$	(23,403)

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 1, 2007	$ 125,000	$ 224,900	$ (293,141)	$ 56,759
Net loss	---	---	(23,403)	(23,403)
Balance, March 31, 2008	$ 125,000	$ 224,900	$ (316,544)	$ 33,356

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2008

Cash Flows for Operating Activities:		
Net loss	$	(23,403)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable and advances		26,564
Accounts payable and accrued payroll taxes		(37,672)
Net cash for operating activities		(34,511)
Cash and equivalents, Beginning of year		69,104
Cash and equivalents, End of year	$	34,593

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2008

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Accounts Receivable

Accounts receivable are reported at the contract value. Based upon experience, an allowance for uncollectible accounts is not considered necessary.

Property and Equipment

The Company's policy is to capitalize the purchase of property and equipment with a cost of over $5,000. The Company has not acquired any equipment with a cost in excess of this amount.

Income Taxes

The Company has the following approximate net operating loss carryforwards:

Amount	Expiration Date
$ 90,000	March 31, 2021
88,000	March 31, 2022
30,000	March 31, 2023
1,000	March 31, 2024
70,000	March 31, 2026
19,000	March 31, 2028

The above carryforwards result in a deferred income tax asset of approximately $60,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company's net capital and required net capital were $33,356 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 10.7%.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2008
(Continued)

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2008. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company has entered into an agreement with its president to defer a portion of his compensation until the Company is profitable. This amount cannot be reasonably estimated and therefore has not been recorded as a liability on the financial statements. During the year ended March 31, 2008, consulting fees of approximately $30,000 were paid to the President.

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

6. Related Party Transaction

The Company is a wholly-owned subsidiary of EZ Stocks.com, Inc. During the year ended March 31, 2008, the Company made loan payments to various individuals on the behalf of the parent company. Since it is anticipated that these will not be repaid by the parent company to EZ Stocks, Inc., they have been reported as an expense of $49,000 in the accompanying statements.

7. Change in Business Activity

During the last quarter of the Company's fiscal year, a significant number of the brokers terminated employment with the Company. Two of these brokers were subsequently employed by a company also managed by the Company's President. As a result, it is anticipated that there will be limited activity in EZ Stocks, Inc. in future years.

END